

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Hui Tian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

> **Re: China BCT Pharmacy Group, Inc.**
> **Form 8-K Item 4.01**
> **Filed July 19, 2010**
> **File No. 333-145620**

Dear Mr. Tang:

    We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Ryan C. Milne
                    Accounting Branch Chief

cc: Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP.
        Via facsimile (212) 504-3013